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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of May 2003 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   x   Form 40-F
                              -------         ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes       No   x
                            ------   -------


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          On May 20,  2003,  the  Registrant  announced  that it received  $13.4 million from its strategic and equity investors. A copy of the press release is attached hereto as Exhibit 1.

         On May 19, 2003, the Registrant announced that it signed a long term license agreement for 0.18 and 0.13 micron technologies for its Fab 2 manufacturing facility. A copy of the press release is attached hereto as
Exhibit 2.

         On May 14, 2003, the Registrant announced the results of its special general meeting of shareholders held on May 14, 2003. A copy of the press release is attached hereto as Exhibit 3.

         This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TOWER SEMICONDUCTOR LTD.



Date:  May 21, 2003                  By:      /s/ Sheldon Krause
                                          ------------------------------------
                                              Sheldon Krause
                                              Assistant Secretary

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